Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 May 29, 2013

Barclays Bank PLC – Phoenix Autocallable Notes linked to the common stock of Ford Motor Company

Trade Details/Characteristics		Hypothetical Scenario Analysis for Phoenix Autocallable Notes

Issuer:	Barclays Bank PLC
Principal Amount:	$1,000 per note
Initial Issue Price:	$1,000 per note**
Reference Asset	The common stock of Ford Motor Company (the “underlying equity”)
Contingent Coupon Payments:

If the closing price of the underlying equity is equal to or greater than the Coupon Barrier on any observation date, Barclays Bank PLC will pay you the contingent coupon applicable to such observation date.

If the closing price of the underlying equity is less than the Coupon Barrier on any observation date, the contingent coupon applicable to such observation date will not accrue or be payable and Barclays Bank PLC will not make any payment to you on the related coupon payment date.

The contingent coupon will be a fixed amount based upon equal quarterly installments at the Contingent Coupon Rate, which is a per annum rate as set forth below.

Coupon Barrier:	80% of the closing price of the underlying equity on the pricing date (the “initial price”)
Coupon Payment Dates:	Three (3) business days following the applicable observation date; provided however, the final coupon payment date will be the maturity date.
Contingent Coupon Rate:	12.25% per annum (or 3.0625% per quarter)
Call Feature:

The notes will be called if the closing price of the underlying equity on any observation date is at or above the initial price. If the notes are called, Barclays Bank PLC will pay on the applicable call settlement date a cash payment per note equal to the principal amount plus the contingent coupon otherwise due on the related coupon payment date pursuant to the contingent coupon feature. No further amounts will be owed to you under the notes.

Trigger Price:	80% of the initial price.
Payment at Maturity:

If the notes are not called and the closing price of the underlying equity on the final valuation date (the “final price”) is equal to or greater than the Trigger Price, Barclays Bank PLC will repay you the principal amount of your notes (subject to issuer credit risk).

If the notes are not called and the final price is less than the Trigger Price, you will have full 1-to-1 downside exposure to the negative performance of the underlying equity from the pricing date to the final valuation date and you will lose some or all of your principal.

Maximum potential loss	100%
Observation Dates	Quarterly
Maturity Date	approximately 54 Weeks
Settlement	Cash

Selected Risk/Considerations		Hypothetical Payment Scenarios*

•             100% Principal at Risk.  You will lose some or all of your investment if the closing price of the underlying equity is below the Trigger Price on the final valuation date.

•             Any payments on the notes are subject to issuer credit risk.

•             The notes do not guarantee the payment of any coupons over the term of the notes.  You will not receive a coupon payment in respect of any observation date where the closing price of the underlying equity is below the Coupon Barrier.

•             The appreciation potential of the notes is limited to the coupon payments, and you will not participate in any appreciation in the price of the underlying equity, which may be significant.

•             Investor does not receive dividends or have any other rights that holders of the underlying equity would have.

•             If the notes are called early, there is no guarantee that you would be able to reinvest the proceeds in a comparable investment.  Your holding period over which you could receive the per annum return could be as little as 3 months.

•             There may be no secondary market.   Notes should be considered a “hold until maturity” product.

•             Additional risk factors can be found on the slide titled “Certain Risk Considerations”.  See also “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-7 of the accompanying free writing prospectus.

JPMorgan Securities LLC, an affiliate of JPMorgan Chase & Co., acts as placement agent

		Observation Dates Prior to the Final Valuation Date			Final Valuation Date
		Closing Price (USD)	Underlying Equity Appreciation / Depreciation at Observation Date	Payment on Coupon Payment Date or Call Settlement Date (as applicable)	Underlying Return	Payment at Maturity
		16.81	10.00%	$1030.625	10.00%	$1030.625
		16.04	5.00%	$1030.625	5.00%	$1030.625
		15.89	4.00%	$1030.625	4.00%	$1030.625
		15.74	3.00%	$1030.625	3.00%	$1030.625
		15.59	2.00%	$1030.625	2.00%	$1030.625
		15.28	0.00%	$1030.625	0.00%	$1030.625
		14.52	-5.00%	$30.625	-5.00%	$1030.625
		12.22	-20.00%	$30.625	-20.00%	$1030.625
		9.17	-40.00%	$0.00	-40.00%	$600.00
		6.11	-60.00%	$0.00	-60.00%	$400.00
		3.06	-80.00%	$0.00	-80.00%	$200.00
		0.00	-100.00%	$0.00	-100.00%	$0.00

**Our estimated value of the Notes on the pricing date, based on our internal pricing models, is expected to be between $972.00 and $982.00 per note.   The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page FWP-12 of the accompanying FWP.

*The table above assumes an initial price of $15.28. The actual initial price will be set on pricing date.  The hypothetical examples in the table above are based on a number of other assumptions, which are further described on page FWP-3 of the accompanying free writing prospectus and are included for illustrative purposes only.  See the accompanying free writing prospectus for a description of how the “Underlying Return” is calculated.  The actual appreciation of the underlying equity may be greater than 10% on any day during the term of the notes, including the observation dates and the final valuation date, but you will not participate in any such appreciation.  If the notes are called prior to maturity, you will not receive any further amounts under the terms of the notes after the applicable call settlement date.  Amounts under “Payment at Maturity” in table above include the final contingent coupon payable in connection with the final valuation date, if applicable, and all amounts are calculated per $1,000 principal amount note.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US InvSol Support, New York, NY 10019.

Selected Risk Considerations

Please see the prospectus, prospectus supplement, index supplement (if applicable) and the related free writing prospectus for a more detailed discussion of risks, conflicts of interest, and tax consequences associated with an investment in the notes.

Credit of the Issuer. The types of notes detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC was to default on its obligations, the investor may not receive the amounts owed under the terms of the notes.

No rights to the reference asset.  As a holder of the notes, you will not have any rights (including any voting rights or rights to receive cash dividends or other distributions) that the holders of any reference asset or components of the reference asset would have.

Limited liquidity. The investor should be willing to hold the notes to maturity.  There may be little or no secondary market for the notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market in the notes.  If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the notes.  If you sell the notes prior to their maturity, you may have to sell them at a substantial loss.

Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.  The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. or other affiliates of Barclays Bank PLC will be willing to purchase notes from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the notes could result in a substantial loss to you.

Your own evaluation of the merits.  In connection with any purchase of the notes, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the product and to investigate the reference asset and not rely on our views in any respect.  You should make a complete investigation as to the merits of an investment in the notes before investing.

Historical results not indicative of future performance.  The historical or hypothetical performance of the reference asset should not be taken as an indication of the future performance of the reference asset.  It is impossible to predict whether the level, value or price of the reference asset will fall or rise during the term of the notes, in particular in the environment in recent periods which has been characterized by unprecedented volatility across a wide range of asset classes.  Past fluctuations and trends in the reference assets are not necessarily indicative of fluctuations or trends that may occur in the future.

Market risk.  The return, if any, on the notes is dependent on the performance of the reference asset to which it is linked.  Thus, changes in the level, value or price of the reference asset will determine the amount payable on the notes.  Unless your notes are fully principal protected (in which case, all payments on the notes are subject to the credit risk of Barclays Bank PLC as the issuer), if the level, value or price of the reference asset declines, you may lose some or all of your investment at maturity.

Price volatility.  Movements in the levels, values or prices of the reference assets and their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors.  As a result, it is impossible to predict whether the levels, values or prices of the reference assets will rise or fall during the term of the notes.  Changes in the levels, values or prices of the reference assets will determine the payment on the notes.  Therefore, you may receive less, and potentially substantially less, than the amount you initially invested in the notes if the levels, values or prices of the reference assets decline.  Unless your notes are fully principal protected (in which case, all payments on the notes are subject to the credit risk of Barclays Bank PLC as the issuer), you should be willing and able to bear the loss of some or all of your investment.

Many unpredictable factors, including economic and market factors, will impact the value of the notes. In addition to the level, value or price of the reference asset on any day, the market value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:  the expected volatility of the reference asset or its underlying components;  the time to maturity of the notes; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory or judicial events; supply and demand for the notes; and the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer.

Potential conflicts of interest.  Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging its obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of the issuer are potentially adverse to your interests as an investor in the notes.

An investment in the notes involves significant risk. You should carefully consider the risks of an investment in the notes, including those discussed above. In addition, you should carefully consider the “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement (if applicable) and “Selected Risk Considerations” beginning on page FWP-7 of the related free writing prospectus.